EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)			Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014
Earnings

1.	Net income attributable to U.S. Bancorp		$1,471	$4,363

2.	Applicable income taxes, including expense related to unrecognized tax positions		523	1,566

3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$1,994	$5,929

4.	Fixed charges:

	a.	Interest expense excluding interest on deposits*	$250	$747

	b.	Portion of rents representative of interest and amortization of debt expense	28	84

	c.	Fixed charges excluding interest on deposits (4a + 4b)	$278	$831

	d.	Interest on deposits	115	348

	e.	Fixed charges including interest on deposits (4c + 4d)	$393	$1,179

5.	Amortization of interest capitalized		$–	$–

6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,272	6,760

7.	Earnings including interest on deposits (3 + 4e + 5)		2,387	7,108

8.	Fixed charges excluding interest on deposits (4c)		278	831

9.	Fixed charges including interest on deposits (4e)		393	1,179

Ratio of Earnings to Fixed Charges

10.	Excluding interest on deposits (line 6/line 8)		8.17	8.13

11.	Including interest on deposits (line 7/line 9)		6.07	6.03

*	Excludes interest expense related to unrecognized tax positions

U.S. Bancorp	85